BOURSA INVESTMENT ADVISORS, INC.

**Financial Statements
And
Independent Auditor's Report**

Year Ended December 31, 2019

BOURSA INVESTMENT ADVISORS, INC.

Table of Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68457

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boursa Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 Otay Lakes Road, Suite 275
(No. and Street)

Chula Vista	CA	91910
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Castaneda — 619-269-6088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James Castaneda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boursa Investment Advisors, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature 2/25/2020

CFO

Title

PLEASE SEE NOTARIZED ATTACHMENT

CPC 2/25/2020

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___SAN DIEGO___ } s.s.

Subscribed and sworn to (or affirmed) before me on this ___25^{th}___ day of ___February___,
Month

20 _20_ , by ___JAMES CASTANEDA___ and
Name of Signer (1)

_____ , proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

CPChaganlal
Signature of Notary Public

CHANDNI CHAGANLAL - Notary Public

For other required information (Notary Name, Commission No. etc.)



CHANDNI CHAGANLAL
COMM. #2267690
Notary Public - California
San Diego County
My Comm. Expires Dec. 13, 2022

Seal

———————— OPTIONAL INFORMATION ————————

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath or Affirmation. —
Annual Audited Report
Form X-17A-5

containing __1__ pages, and dated 2/25/2020

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification   ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _____

Other

☐ Affiant(s) Thumbprint(s)   ☐ Describe: _____

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Boursa Investment Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Boursa Investment Advisors, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Boursa Investment Advisors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Boursa Investment Advisors, Inc.'s management. My responsibility is to express an opinion on Boursa Investment Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Boursa Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Boursa Investment Advisors, Inc.'s financial statements. The Supplemental Information is the responsibility of the Boursa Investment Advisors, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson
Certified Public Accountant
I have served as Boursa Investment Advisors, Inc.'s auditor since 2015.
Tarzana, California
February 19, 2020

Report of Independent Registered Public Accounting Firm

BOURSA INVESTMENT ADVISORS, INC.

Statement of Financial Condition

December 31, 2019

ASSETS

Cash	$ 13,270
Deposits with clearing organization	250,157
Commissions receivable	11,576
State and Federal Income Tax Benefit	13,384
Total Marketable Securities	1,197,180
Furniture and equipment, less accumulated depreciation of $13,446	1,340
Right of use asset – Office Lease	211,714
Prepaid and other assets	7,966
Total assets	$1,706,587

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 9,207
Accrued commissions and salaries	73,593
Payroll Taxes Payable	7,521
Income taxes payable	422
Short securities	7,950
Operating Lease Liability	211,714
Total liabilities	310,407
Stockholders' equity	
Common stock, par value $1.00, 100,000 shares authorized, 5,250 issued and outstanding	5,250
Additional paid-in capital	512,898
Retained earnings	878,032
Total stockholders' equity	1,396,180
Total liabilities and stockholders' equity	$1,706,587

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Operations

Year Ended December 31, 2019

Revenues
Commissions	$1,095,211
Realized Gains on Securities	301,940
Unrealized Losses on Securities	(48,844)
Interest / Rebate / Dividend Income	7,653
Fees Earned	633
Total revenues	1,356,593

Expenses
Commissions and clearing charges	590,898
Compensation and employee benefits	566,324
Company 401k match	24,247
Taxes, licenses, and registrations	38,978
Occupancy	21,775
Information services and communications	49,365
Outside services	45,883
Travel	22,284
Depreciation	778
Other	91,271
Total expenses	1,438,419

Loss before income taxes	(81,826)
Income tax benefit	13,384
Net loss	$ (68,442)

See notes to financial statements.

3

BOURSA INVESTMENT ADVISORS, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2019

	Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	5,250	$5,250	$512,898	$946,474	$1,464,622
Net loss	--	--	--	(68,442)	(68,442)
Balance, end of year	5,250	$5,250	$512,898	$878,032	$1,396,180

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Statement of Cash Flows

Year Ended December 31, 2019

Cash flows from operating activities	
Net loss	$ (68,442)
Adjustments to reconcile net loss	
to net cash provided by operating activities	
Unrealized loss on sale of securities	48,844
Depreciation	778
Changes in operating assets and liabilities	
Deposits to clearing organization	1,407,172
Commissions receivable	65,793
State and Federal Income Tax Benefit	(13,384)
Total Marketable Securities	(1,246,024)
Prepaid and other assets	(887)
Accounts payable	3,703
Accrued commissions and salaries	(24,516)
Payroll taxes payable	(1,975)
Income taxes payable	(68,662)
Short securities	(203,642)
Deferred rent	(3,437)
Adjustments	(36,237)
Net cash provided by operating activities	(104,679)
Cash flows from investing activities	
Realized gain on sale of securities	(301,941)
Purchase of securities	(1,197,191)
Proceeds from sale of securities	1,499,132
Net cash provided by investing activities	0
Net decrease in cash	(104,679)
Cash and cash equivalents,	
Beginning of year	117,949
End of year	$ 13,270
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 587
Taxes	$ 55,833
Right of use asset – Operating lease	$ 211,714

See notes to financial statements.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements
December 31, 2019

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Boursa Investment Advisors, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three years). Purchases greater than $1,000 are capitalized.

Income Taxes. The Company accounts for income taxes using the asset and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017, and 2018.

The components of the income tax benefit at December 31, 2019 were as follows:

Federal $9,156

State $4,228

Income tax expense at December 31, 2019 was $13,384

The company has a net operating loss of $68,442 which will expire December 31, 2039.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Accounts held at Clearing Firm. The Company maintains funds and securities at its clearing firm, Wedbush Securities, including a security deposit of $100,007. The total balance of the Company's cash assets held by Wedbush Securities is $250,157.

2.   ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Contract Balances and transaction price allocated to remaining performance obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

BOURSA INVESTMENT ADVISORS, INC.

Notes to Financial Statements
December 31, 2019

3. FAIR MARKET MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

$1,197,180 of US Treasuries were considered level 1 at December 31, 2019.

4. COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a lease agreement that expires in January 2025. Rent expense was $21,775 for the year ended December 31, 2019. For year ending December 31, 2020 future minimum lease payments are $27,886. For year ending December 31, 2021 future minimum lease payments are $49,239. For year ending December 31, 2022 future minimum lease payments are $50,716. For year ending December 31, 2023 future minimum lease payments are $52,237. For year ending December 31, 2024 future minimum lease payments are $53,804.

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.
The Company adopted ASC 842 on January 1, 2019. The right of use asset is the office lease. The present value is $211,714 and was calculated using a 3.154% discount rate.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2019, the Company was not responsible for any unsecured debits and had one open short position of 20 TSLA 347.50 put contracts due to expire January 31, 2020 that expired on that date with no money due.

5.   **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

Minimum net capital is the greater of $100,000 or 6-2/3% the Company's total aggregate indebtedness, which equals $6,582. The greater in this case being $100,000.

The Company's ratio at December 31, 2019 was 0.07 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2019, the Company had net capital of $1,294,967 which was $1,194,967 in excess of the amount required by the SEC.

6.   **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

7.   **FURNITURE AND EQUIPMENT**

Furniture and equipment	$14,786
Less: Accumulated Depreciation	13,446
	$ 1,340

Depreciation expense for the year ended December 31, 2019 was $778.

8. PENSION PLAN

The Company has a 401(k) plan for the benefit of its eligible employees. The Company matches up to a maximum of 3% of the employee's salary. The Company's contribution to the 401(k) plan for the year ended December 31st, 2019 is $24,247.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 19, 2020, the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

BOURSA INVESTMENT ADVISORS, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2019

Total stockholders' equity	$1,396,180
Less non-allowable assets	
Furniture and equipment	1,340
Tax benefit (Federal and State)	13,384
Prepaid and other assets	7,967
Net capital before haircuts on security positions	1,373,489
Less haircuts on security positions	
Options	78,522
Other securities	0
Net capital	1,294,967
Minimum net capital required	100,000
Excess net capital	$ 1,194,967
Total aggregate indebtedness	$ 90,743
Ratio of aggregate indebtedness to net capital	0.07

Net capital is $145,480 more than the unamended Q4 2019 Focus report to correct for an undue concentration haircut taken on an exempted security, and a 1% haircut taken on a treasury that should have been 0%.

BOURSA INVESTMENT ADVISORS, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements.

BOURSA INVESTMENT ADVISORS, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2019

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

BOURSA INVESTMENT ADVIORS, INC.

Assertions Regarding Exemption Provisions

Boursa Investment Advisors, Inc., a California corporation ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period beginning January 1, 2019 through December 31, 2019

Name: James Castaneda

Sign:  Date: 2/19/2020

Title: CFO

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Boursa Investment Advisors, Inc.
Chula Vista, California

I have reviewed management's statements, included in the accompanying Boursa Investment Advisors, Inc., Exemption Report in which (1) Boursa Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boursa Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and 2 Boursa Investment Advisors, Inc. stated that Boursa Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Boursa Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Boursa Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 19, 2020